EXHIBIT 21.1

Subsidiaries of Cole Office & Industrial REIT (CCIT III), Inc.

Entity Name	Jurisdiction of Formation/Incorporation
Cole Corporate Income Management III, LLC	Delaware
Cole Corporate Income Operating Partnership III, LP	Delaware
Cole ID Columbus, WI LLC	Delaware
CRI CCIT III LLC	Delaware
VEREIT OFC Milford OH, LLC	Delaware